

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

May 16, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building, No.10
Jiu-shen Road, Zho Yan Chu
Beijing, The People's Republic of China

> **Re:** **American Dairy, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 4, 2007**
> **File No. 333-128075**
>
> **Form 10-K for fiscal year ended December 31, 2007**
> **File No. 1-32473**
> **Filed April 2, 2007**

Dear Mr. Leng:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and other financial discussion. Refer to Rule 3-12 of regulation S-X.

2. Please update your consents. Refer to number 23 of Exhibit Table in Item 601 of regulation S-K.

3. We note your response to our prior comment 1. Please add to the risk factor the disclosure you make on page 32 that if lenders demand repayment you would have to utilize funds currently earmarked for expansion and acquisitions programs.

4. We note your response to our prior comment 4, and your statement on page 32 that you intend to pay down all of the China Construction Bank loans with the proceeds of a new financing that you are working to secure. It appears that this financing is the same one that you are referring to in the discussion of the Term Sheet. Please confirm if this is true, and if so, please provide an update on the status of the negotiations in regard to this proposed financing and an estimate of the principal amount that may be available to the Company.

Prospectus Summary

5. We note your response to our prior comment 7. Please provide us a copy of the cited articles and reports, highlighted at the relevant portions that are discussed in your prospectus. Please state how an investor could obtain copies of the articles and whether they are publicly available without cost or at a nominal expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31, 2006 and 2005, page 25

6. We note your response to our prior comment 9. Please expand to discuss what "OEM" products you sell.

Liquidity and Capital Resources, page 31

7. We note your response to our prior comment 10. Please add a risk factor that discusses the pending maturity of your bank loans and the risk to investors if you are unable to secure financing to replace them. Please also state the material terms of the renewed loan that was set to expire in February 2007, including the new maturity date and interest rate.

Management

Board Committees

Audit Committee, page 44

8.   We note your statement that the audit committee charter is available on your
      website. We also note the sentence that the charter is attached to the registration
      statement as Appendix A. However, we were unable to locate it in these locations.
      Please advise.

Executive Compensation

Compensation Discussion and Analysis, page 49

9.   We note your response to prior comments 13 and 14. Specifically, you state that
      "we believe that the $200,000 we intend to pay each of our Chief Executive Officer
      and Chief Financial Officer is significantly lower than that paid to executives in the
      United States at companies of similar size and with similar revenues. This reflects
      management's concern over the fairness to our employees in China and avoiding
      substantial discrepancies between executive pay versus that of middle management
      and employees."

      We also note your statement that you will "determine the best way to allocate total
      compensation between cash and equity based on benchmarking to our peer group
      (which we are still in the process of developing but which consists primarily of US-
      based dairy companies and other public companies with similar revenues), while
      considering the balance between short and long-term incentives. Our Compensation
      Committee expects to continue to compensate our executive officers in a range of
      between the 50th and the 75th percentile of the compensation amounts provided to
      executives at comparable companies."

      Please further explain these statements. Please explain how you intend meet the
      simultaneous goals of providing compensation in a range of the 50th and the 75th
      percentile and of also avoiding substantial discrepancies between executive pay
      versus that of middle management and employees. Please also explain how you can
      expect that the intended compensation of $200,000 for your CEO and CFO will fall
      within the stated percentiles if you have not yet identified a peer group.

      Please also state when you expect to retain a compensation consultant and complete
      the re-examination of your compensation program.

Board Compensation, page 50

10. Similarly, you state that your compensation package is comparable to programs offered by similarly situated companies. Please identify those companies.

Undertakings, page II-9

11. We note your response to our prior comment 20 and reissue it in part. Please provide the undertakings required by Items 512(a)(5)(ii) and delete the undertakings set forth in Items 512(a)(5)(i) and 512(i), as you are not eligible to rely on Rule 430B and are not relying on Rule 430A.

14. Minority Interest, page F-21

12. We note from your response to prior comment number 23 that you "made additional capital contributions to the funded registered capital" that increased your ownership in this minority interest to 97%. Please clarify, if true, that your additional capital contributions, which resulted in your increased ownership from 60% to 97% totaled $493,500, as shown in your consolidated statements of cash flows on page F-6 or otherwise advise.

13. In addition, please explain why your additional capital contributions to the funded registered capital did not result in your use of the purchase method of accounting as described in your response to prior comment number 24.

Form 10-K for the fiscal year ended December 31, 2006

14. We note your responses to our prior comments 21 and 22 in regard to filing an amended Form 10-K and reissue them.

Closing Comments

Please amend your Form 10-K and respond to our comments with 10 business days, or tell us when you will provide a response. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Rinde, Esq. (by facsimile)
        J. Goeken
        J. Davis
        D. Levy